SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated March 5, 2003, announcing France Telecom’s 2002 annual results

Paris, March 5, 2003

France Telecom’s 2002 annual results: strong increase in operating income due to early effects of the Ambition FT 2005 initiative

Positive momentum at work within the company: acceleration in operating income and operating free cash flow in the second half of 2002

France Telecom regains control over its future

•	with the implementation of the TOP program
•	by securing financial visibility through the end of 2004

-	Operating income up 30.9 percent outpacing growth in EBITDA[1] (21.1 percent) and revenues (8.4 percent)

-	Operating free cash flow increases 76.8 percent

-	Net loss (after minority interests) reflects exceptional provisions and amortization

-	Outlook for 2003: in excess of 3 billion euros in free cash flow to repay debt

Key figures at December 31, 2002

•	Consolidated revenues: 46.6 billion euros, up 8.4 percent
•	EBITDA: 14.9 billion euros, up 21.1 percent
•	Operating income: 6.8 billion euros, up 30.9 percent
•	Net income before tax, amortization and exceptional provisions: 2.2 billion euros
•	Goodwill amortization and exceptional provisions: 18.3 billion euros
•	Net loss after minority interests: (20.7) billion euros
•	Net debt: 68.0 billion euros
•	Interest expense: 4.0 billion euros
•	Investments in tangible and intangible assets: 7.4 billion euros
•	Operating free cash flow: 7.5 billion euros
•	Free cash flow (1.1) billion euros
•	Net cash position: 10.9 billion euros
•	Total number of customers worldwide: 111.7 million

1  For purposes of this press release, EBITDA means operating income before amortization and depreciation, including impairment losses of long lived assets and before amortization of actuarial adjustments in the early retirement plan.

In 2002, France Telecom’s operating income increased rapidly (30.9% on a historical basis) underlining the company’s strong momentum. The Group increased the number of its clients to 111.7 million at December 31, 2002. It consolidated its positions in the growth businesses of wireless, Internet and international, and demonstrated its strong resilience in the face of competition in mature activities such as fixed-line telephony.

Since arriving in October 2002, France Telecom’s new management team under Chairman and CEO Thierry Breton has set out to:

–	implement a new, more focused and rational organization with the aim of improving operational performance; and
–	ensure that the company meets its financial commitments through 2003 and beyond.

The positive effects of the preparation and early implementation of the “Ambition FT 2005” plan –in particular the “TOP program” to improve operational performance– are already partially apparent in the 2002 results. Despite the difficulties experienced in 2002, France Telecom was able to generate 14.9 billion euros in consolidated EBITDA and maintained tangible and intangible investments at 7.4 billion euros, below initial forecasts.

The net loss in the second half of 2002 was due essentially to exceptional provisions and amortization related to Wind (1.6 billion euros), Equant (4.4 billion euros) and Orange Switzerland (ex-OCSA, 0.9 billion euros). The Group posted a total loss in 2002 of 20.7 billion euros.

Regarding the refinancing component of the “15+15+15 plan”, since December 2002, thanks to the issuance of 9 billion euros in bonds and the refinancing of France Telecom’s 5 billion euro syndicated credit line, more than 14 billion euros of debt were refinanced. The other proposed components of the plan are 15 billion euros in free cash flow from operations generated by the TOP program and 15 billion euros from a capital increase in which the French State will contribute its pro rata share for 9 billion euros.

At the outset of 2003, the entire group is focused and mobilized to achieve and even exceed the objectives of this program, which will allow it to progressively attain a level of profitability consistent with the best performers in Europe, and pursue growth in its key businesses.

Growth in consolidated revenues

In 2002, France Telecom strengthened its competitive positions, confirming its solid fundamentals with resilient performance from fixed-line activities and dynamic growth for wireless, Internet and international operations.

•	Orange, the wireless market leader in France and the UK, posted pro forma revenue growth of 11.7 percent in a maturing market. ARPU trends were favorable in France and the UK, as Orange refocused on high value-added customer segments.
•	Wanadoo had a 30.4 percent increase in revenues and tripled the number of broadband customers in Europe last year.
•	Fixed-line, voice and data services in France confirmed their profitable performance. Despite a measured decline in revenues from voice telephony, reflecting the introduction of competition in the local loop, France Telecom stabilized its market share in a highly competitive market. This performance was supported by the emergence of fresh growth channels from new telephone services such as ADSL.
•	Fixed-line, voice and data services outside of France experienced robust 34 percent growth on a historical basis (1.5 percent on a pro forma[2] basis) thanks to the full consolidation of the Polish operator TP Group since April 1, 2002.

[2]   In order to permit a more meaningful comparison with the first-half of 2002, pro forma information is presented which restates the first-half 2001 results, using the same scope of consolidation as in the first half of 2002. In particular, these figures are calculated to give effect, as of the first half of 2001, to the consolidation of the TP Group (TP SA and its subsidiaries), Equant, Freeserve and Indice Multimedia, the consolidation using the equity method of Telecom Argentina and the effects of real estate sales.

Accelerated profitability: momentum of growth businesses strengthens core traditional fixed-line services in France

The highlight of 2002 was the accelerated income performance enjoyed by France Telecom across its different businesses during the second half of the year.

Thanks to reduced operating expenses in the fourth quarter of 2002, pro forma operating income increased by 44.8 percent in the second half of 2002 over the second half of 2001, compared to a 15.8-percent increase recorded between the first half of 2001 and the first half of 2002. As a result, operating free cash flow generated in the second half of 2002 increased three-fold over its level in the second half of 2001.

Operating income increased 13.9 percent, from 3.2 billion euros for the first six months of 2002 to 3.6 billion euros for the second half of the year.

Full-year 2002 operating income jumped 30.9 percent, outpacing growth in EBITDA (21.1 percent) and revenues (8.4 percent). This reflects growth from wireless, Internet and international operations.

Operating income surged for both wireless businesses (93.1 percent) and Internet (96.1 percent). With the exception of Wanadoo which is nearing the breakeven level, all Group businesses recorded positive operating income. The drop in operating income from Fixed-line, voice and data services in France was more than offset by the solid performance from other segments.

Thanks to stronger positions in growth segments and ongoing management gains, the Group’s EBITDA/revenues margin improved from 28.6 percent at December 31, 2001 to 32 percent at December 31, 2002 on a historical basis.

EBITDA growth from wireless, Internet and international operations translates into higher consolidated income and an economic model that generates significant operating free cash flow. Operating free cash flow from fixed-line telephony in France increased to 5.3 billion euros (plus 103 million euros between 2001 and 2002), despite a 6.5-percent decline in EBITDA to 7.4 billion euros.

Orange recorded a 56.5-percent increase in EBITDA last year (5.1 billion euros), and generated positive free cash flow for the first time. Orange contributed 1.9 billion euros and over 25 percent to the Group’s operating free cash flow. Wanadoo recorded EBITDA of 90 million in 2002 and is moving to breakeven as operating free cash flow improved from -174 million euros in 2001 to –18 million for 2002. Despite a decline in revenues, Equant posted positive EBITDA, with a 225 million euro improvement last year.

The Group’s operating free cash flow rose 76.8 percent on a historical basis. This upswing means that operating free cash flow has doubled in two years. Alongside improved performance from mature businesses, all new growth segments experienced a significant increase in operating cash flow. All Group businesses are generating positive operating free cash flow with the exception of Wanadoo, which has nearly reached break even.

Exceptional provisions and amortization

Exceptional provisions and goodwill amortization totaled 18.2 billion euros in 2002.

During the first half of 2002, the two main causes of exceptional provisions were MobilCom (7.3 billion euros) and NTL (1.7 billion euros).

As announced last December 5, 2002, France Telecom decided to record an additional 6.9 billion euros in provisions for the second half of 2002. These additional provisions are primarily related to Equant, (4.4 billion euros), Wind (1.6 billion euros) and Orange Switzerland (ex-OCSA, 0.9 billion euros), as well as restructuring provisions amounting to 0.5 billion euros. Additional exceptional provisions and amortization totaling 2 billion euros were recorded in particular for the Ivory Coast, Jordan Telecom, and Uni2.

Net cash position: adequate financial visibility through the end of 2004

At December 31, 2002, France Telecom had net cash of 10.9 billion euros. This gives the Group resources to cover refinancing of borrowings that will mature through the end of 2004, taking into account:

–	the objectives for free cash flow in 2003, projected to amount to at least 3 billion euros or more than 4 billion euros including up to 1 billion euros generated by additional asset disposals;
–	asset disposals already announced: approximately 1 billion euros;
–	approximately 6.3 billion euros in bond issues executed in January and February 2003, and the refinancing of the tranche A of France Telecom’s syndicated credit line for 5 billion euros; and

Since December 2002, with the issuance of nearly 9 billion euros of bonds and the refinancing of the 5 billion euro syndicated credit line, the refinancing component of the “Ambition FT 2005” plan has been nearly completed.

Debt reduction: focus of “Ambition FT 2005” plan

At December 31, 2002 France Telecom had net debt of 68.0 billion euros, including 11.2 billion euros in convertible and exchangeable securities.

Compared to the end of June 2002, net debt decreased by 1.7 billion euros, reflecting stronger operating free cash flow during the second half of the year. This decrease was partly due to an improvement in working capital requirements and asset disposals (TDF in particular).

At December 31, 2001, France Telecom had net debt of 63.4 billion euros. Debt increased during the first half of 2002 due, in particular, to the full consolidation of TP Group, the exercise by E.ON of its put option for Orange shares and the repurchase of France Telecom shares from Vodafone.

France Telecom’s debt reduction plan for 2003-2005 is based on two components in the Ambition FT 2005 initiative:

–	15 billion euros in fresh equity from a capital increase; and
–	the success of the TOP program to improve operational performance, which aims to generate more than 15 billion euros in operating free cash flow entirely allocated to debt reduction.

In addition, the sale of non-strategic assets will provide an additional but marginal contribution to debt reduction during this period.

France Telecom’s ambition is to become a superior European telecommunications operator by 2005 with a net debt/EBITDA ratio of between 1.5 and 2.

Ambition FT 2005: regaining control over France Telecom’s future

Led by a new executive team, France Telecom is pursuing a new ambition, “Ambition FT 2005”, which includes two components:

•	A “15 +15+15” plan to strengthen the Group’s financial structure:
–	A program to improve operating performance, designated “TOP”, which is expected to generate more than 15 billion euros in free cash flow allocated to debt reduction,
–	15 billion euros pursuant to a capital increase in which the French State will contribute its pro rata share for 9 billion euros; and
–	15 billion euros from refinancing of Group debt.

•	A strategy focused on customer satisfaction and service, the anticipation and development of new applications from a shared technological base and integrated management of a unique portfolio of strong brands –France Telecom, Orange, Wanadoo and Equant. As the Group focuses on core businesses, assets characterized by weak strategic or financial positions or those for which majority control is not possible are to be considered for divestiture.

TOP: driving operational performance from within

Within the scope of the Ambition FT 2005 plan, France Telecom is placing priority on generating cash flow by improving operational performance.

The TOP program aims to generate 15 billion euros in additional free cash flow allocated to debt reduction for the 2003-2005 period.

The TOP program was presented to the Board of Directors on December 5, 2002 and launched in January 2003. The objectives of the TOP program have been integrated in the 2003 budget. TOP is now in progress: each program comprises a number of projects. Close to a 100 projects have been identified and the managers have been designated.

The key performance indicators have been defined and initial results will be released when first quarter 2003 revenues are reported.

Among the most significant projects are:

•	Purchasing and procurement, with initiatives designed to generate savings in different purchasing and standard service categories. Some 90 categories have been identified and will be addressed in three waves over 18 months. The first wave, covering 30 categories, has been initiated. The program also involves rationalization of purchasing through centralization at the Group level, coupled with better management and process improvements, and more selective supplier selection, leading to a targeted reduction in the supplier base from 742 at the end of 2002 to 650 at the end of 2003.

•	Capital expenditures (Capex) will be managed more rigorously. A review of Capex by the parent company and subsidiaries is designed to decrease investments to below 7 billion euros, representing about 13 percent of France Telecom’s revenues, a level consistent with industry ratios. Key efforts will include, for instance, a better use of France Telecom’s long distance network by Equant and Orange, a more selective launch of 3G services by Orange, and a more efficient use of lower cost ADSL equipment.

•	In the area of operating and general expenses (Opex), key projects include:
–	marketing and communications: better coordination of these activities, sustaining the efficiency seen in recent years, will reduce expenses particularly in the areas of marketing, advertising and sponsoring. Approximately 600 million euros in savings are expected over the 2003-2005 period;
–	a review of technical team assistance procedures (implementation of single points of contact), improvement of customer service, launch of an online customer interface,
–	general and administrative expenses, defining group-wide rules aimed at reducing these expenses,
–	discontinuing rental contracts for 10 large locations in France, and
–	information systems: by reducing projects in progress within the Group by one third before 2005 and reducing the use of contractors. Efforts related to information systems will contribute to improve the level of both operating expenses and investments.

•	In terms of working capital requirements, the objective is to save over 500 million euros in 2003, in particular by pursuing initiatives already in progress that demonstrated results during the last two quarters of 2002.

2003 objectives and outlook

For 2003, France Telecom has set a target of 3 to 5-percent revenue growth and double digit growth in EBITDA and operating income. France Telecom confirms ongoing business growth for 2003, led by wireless and Internet. Orange aims to pursue sustained growth in a maturing market and focus on higher value customers. Wanadoo expects to see full-year revenue growth of 25 to 30 percent. Broadband Internet access is expected to create a robust new growth channel to offset the measured decline in fixed-line telephony revenues in France. Revenues from Fixed-line, voice and data services outside France are expected to increase at a rate comparable to fourth-quarter 2002 growth.

Results from the fourth quarter of 2002 confirmed the key role of growth businesses for France Telecom’s development. Thanks to the efforts undertaken in the last few months, France Telecom believes it can meet its financial commitments through the end of 2004 and confidently pursue ongoing business growth. The strong increase in cash flow generation should contribute free cash flow of 3 billion euros in 2003 and 6 billion euros for each of the two subsequent years.

2002 operational results

On a pro forma basis* France Telecom’s consolidated revenues advanced 2.9 percent in 2002 over 2001. EBITDA increased by 18.1 percent and operating income increased by 29.6 percent on a pro forma basis.

On a historical basis, the increase in key figures was as follows:

billions of euros	2001	2002	Change 2002/2001

Revenues	43.03	46.63	+8.4%

EBITDA	12.32	14.92	+21.1%

Operating income	5.20	6.81	+30.9%

Net income before tax, goodwill amortization, exceptional provisions and minority interests	-0.2	+2.2	NS

* Unaudited figures

France Telecom’s revenues reached 46.6 billion euros in 2002, an increase of 8.4 percent over 2001 (2.9 percent on a pro forma basis). This reflects solid performance by wireless, Internet and international operations.

The strong revenue growth reflects the fast-paced development of international businesses (24.9 percent last year) which doubled in value in two years and now represent 41.2 percent of total revenues.

EBITDA also increased to 14.9 billion euros, an increase of 21.1 percent on a historical basis. On a pro forma basis, EBITDA rose 18.1 percent, representing a growth rate that is significantly higher than the increase in pro forma revenues (2.9 percent).

Operating income increased 30.9 percent to 6.8 billion euros. This compares with 7.1 percent growth between 2000 and 2001. On a pro forma basis, operating income advanced 29.6 percent.

Net income before tax, exceptional provisions and goodwill amortization was 2.2 billion euros.

Net income (loss), before minority interests

billions of euros	2002

Net income before tax, exceptional provisions and goodwill amortization exceptional	2.2

Income tax Goodwill amortization Exceptional provisions Minority interests	(2.5) (2.4) (18.2) 0.2

Net income (loss)	(20.7)

Goodwill amortization and exceptional provisions represent a net total of 18.2 billion euros.

During the first half of 2002, the two main causes of exceptional provisions were MobilCom (7.3 billion euros) and NTL (1.7 billion euros).

As announced last December 5, 2002, France Telecom decided to record an additional 6.9 billion euros in provisions for the second half of 2002. These additional provisions are primarily related to Equant, (4.4 billion euros) Wind (1.6 billion euros) and Orange Switzerland (ex-OCSA, 0.9 billion euros), as well as restructuring provisions amounting to 0.5 billion euros. Additional exceptional provisions and amortization totaling 2 billion euros were recorded in particular for the Ivory Coast, Jordan Telecom, and Uni2.

These elements led to a net loss of (20.7) billion euros.

Net debt stood at 68.0 billion euros at December 31, 2002, compared with 69.7 billion euros at June 30, 2002 and 63.4 billion euros at December 31, 2001.

Income by business segment

Orange

This segment encompasses France Telecom’s wireless telephony business in France, the UK and the rest of the world, consolidated within the Orange group.

	Year ending December 31,

	2002	2001	2001	2002/01	01 / 00

		pro forma	historical	pro forma	historical

	(M EUR)	(M EUR)	(M EUR)	(%)	(%)
Network revenues	15,488	na	13,434	na	15,3%
Revenues	17,085	15,227	15,087	12,2%	13,2%

EBITDA	5,146	3,371	3,288	52,6%	56,5%
EBITDA margin	33%	na	24%
Operating income	2,782	1,491	1,440	86,5%	93,1%

UMTS licences	88	873	873	ns	ns
Tangible and intangible investments	3,281	3,430	3,356	(4,3)%	(2,2)%
(excluding UMTS licences)

The 13.2-percent increase in revenues from the Orange segment on a historical basis (12.2 percent on a pro forma basis) reflects sustained growth in recurrent network revenues, which advanced 15.3 percent. The Orange group active customer base increased to 44.4 million active customers at December 31, 2002, a year-to-year increase of 13 percent. The active customer base grew 9 percent on a pro forma basis. Revenues from non-voice services totaled 1.67 billion euros, or 10.8 percent of recurrent network revenues.

Orange France posted revenue growth of nearly 11.3 percent on a pro forma basis, thanks to an 8-percent increase in its active registered customer base, which totaled 19.2 million customers at December 31, 2002. This also reflects a refocus on higher value customers (56 percent of customers had subscription service under contract in 2002, up from 53 percent in 2001).

Orange UK’s revenues increased 12.9 percent in 2002 on a 7.5-percent increase in the active customer base, which reached 13.3 million customers at December 31, 2002.

Other businesses, virtually all of which are in Europe, experienced very brisk growth, especially in Belgium, the Netherlands and Romania. Orange revenues outside France and the UK rose 15.4 percent in 2002.

EBITDA for the Orange segment experienced robust growth of 56.5 percent on a historical basis (52.6 percent on a pro forma basis), reaching 5.15 billion euros. The increase in the operating profit for this segment led to a 33-percent increase in the EBITDA/network revenues margin at December 31, 2002, compared with 24 percent at December 31, 2001. Total acquisition costs dropped 25.4 percent in France and 16.9 percent in the UK in 2002.

Tangible and intangible investments, excluding Orange segment UMTS licenses, declined 4.3 percent to 3.28 billion euros at December 31, 2002.

The positive EBITDA trend and slightly lower investments flowed through to a significant increase in operating free cash flow, which is now positive for this segment at 1.86 billion euros at end 2002, up from negative cash flow of 59 million euros at end 2001 on a pro forma basis.

Wanadoo

The Wanadoo segment encompasses Internet access services, portals, e-commerce sites, and Directories.

	2002	2001	2001	2002/01	2002/01

		pro forma	historical	pro forma	historical

	(M EUR)	(M EUR)	(M EUR)	(%)	(%)
Revenues	2,075	1,589	1,563	30,5%	32,7%

EBITDA	90	(60)	(64)	250,3%	240,5%
Operating income	(6)	(156)	(153)	96,1%	96,1%

Tangible and intangible investments	108	110	111	(1,7)%	(2,3)%

Revenues for the Wanadoo segment reached 2.07 billion euros at December 31, 2002, an increase of 32.7 percent over 2001 on a historical basis.

This growth was due mainly to the development of Wanadoo’s Access services, portals and e-commerce sub-segment, which recorded a 67-percent surge in revenues and now represent 32 percent of total revenues. Revenues were up 4 percent for the Directories segment, reflecting the contribution of PagesJaunes and the consolidation of QDQ Media in Spain.

On a pro forma basis, annual revenues were up 30.5 percent in 2002.

EBITDA for the Wanadoo segment is ahead of forecasts in the business plan, swinging for the first time to positive EBITDA of 90 million euros in 2002, compared with a negative EBITDA of 64 million euros at end 2001 on a historical basis. The Access services, portals and e-commerce sub-segment had a negative EBITDA of 166 million euros, although this represented a 46-percent improvement from the prior year. Wanadoo’s Directories sub-segment continued to post robust EBITDA, which totaled 289 million euros up 12 percent.

Wanadoo slightly decreased tangible and intangible investments by 1.7 percent for 2002.

EBITDA growth and stable tangible and intangible investments pushed up operating free cash flow by 89.5 percent, resulting in negative operating free cash flow of 18 million euros in 2002 on a pro forma basis.

Fixed-line, Voice and Data Services – France

The “Fixed-line, Voice and Data Services – France” segment encompasses the Group’s longstanding activities in France, in particular fixed-line telephony, business networks, broadcasting, cable TV and equipment sales and leasing. France Telecom sold its stake in TDF on December 13, 2002.

		pro forma	historical	pro forma	historical

	(M EUR)	(M EUR)	(M EUR)	(%)	(%)
Revenues	22,379	23,045	23,231	(2,9)%	(3,7)%

EBITDA	7,387	7,684	7,902	(3,9)%	(6,5)%
Operating income	3,959	4,200	4,247	(5,7)%	(6,8)%

Tangible and intangible investments	2,101	2,732	2,718	(23,1)%	(22,7)%

On a pro forma basis (reflecting the transfer of Wanadoo Services Pro from the “Wanadoo” segment to the “Fixed-line, Voice and Data Services – France” segment), revenues from the Fixed-line, Voice and Data Services – France segment declined 2.9 percent in 2002 compared with the previous year (down 3.7 percent on a historical basis).

EBITDA for the Fixed-line, Voice and Data Services – France segment declined 6.5 percent on a historical basis in 2002 compared with year-end 2001 due primarily to a drop in revenues. Expenses remained stable between 2001 and 2002. Operating expenses reflect ongoing productivity gains in operation of the telephone network.

On a pro forma basis, EBITDA for the Fixed-line, Voice and Data Services – France segment declined by 3.9 percent.

Tangible and intangible investments for this segment decreased by 22.7 percent on a historical basis between 2001 and 2002 and 23.1 percent on a pro forma basis. This reflects optimized costs and rationalization of the network. The main capital expenditure items were lower, with the exception of ADSL.

Operating free cash flow rose 6.8 percent on a pro forma basis and has been efficiently managed thanks to the rationalization of capital expenditures.

Fixed-line, Voice and Data Services – Outside France

This segment includes France Telecom’s activities outside France as an operator of fixed-line services, wireless services not contributed to Orange, and global services for multinational corporations.

	Year ended December 31,

	2002	2001	2001	2002/01	2002/01

		pro forma	historical	pro forma	historical

	(M EUR)	(M EUR)	(M EUR)	(%)	(%)

Revenues	9,806	9,593	7,382	2,2%	32,8%

EBITDA	2,312	1,611	1,165	43,5%	98,5%

Operating income	209	(180)	(250)	ns	ns

Tangible and intangible investments	2,038	3,105	1,906	(34,3)%	7,0%

On a pro forma basis, including the consolidation of the Polish operator TP Group with effect from April 1, 2002, revenues from the Fixed-line, Voice and Data Services – Outside France segment were up 2.2 percent in 2002.

EBITDA from the Fixed-line, Voice and Data Services – Outside France totaled 2.31 billion euros in 2002, nearly double the prior year figure on a historical basis and up 43.5 percent on a pro forma basis. This growth was fueled by improvements in profitability of the TP Group and Equant and by income contributed by Uni2.

Tangible and intangible investments for this segment decreased by 34.3 percent on a pro forma basis in 2002. This decrease came mainly from synergies realized by Equant since the successful merger with Global One and from the optimization program at TP Group, coupled with reduced capital expenditures by subsidiaries, including Uni2.

TP Group (the Polish operator TP SA and its subsidiaries) has been fully consolidated within France Telecom since April 1, 2002. Pro forma data has been reported to facilitate comparison between 2001 and 2002 figures.

Revenues from TP Group at December 31, 2002 were up 4 percent to 3.47 billion euros on a pro forma basis. The decrease in revenues from fixed-line services was more than offset by very rapid growth in wireless services at its subsidiary PTK Centertel.

EBITDA for TP Group advanced 24.9 percent on a pro forma basis versus 2001, reaching 1.45 billion euros. This reflects the combined effects of revenue growth and savings realized by a program to cut costs (consumption of services, equipment and energy purchases, restructuring). Operating income at TP Group improved significantly, resulting in an EBITDA margin of 42 percent in 2002, compared with 35 percent in 2001.

Tangible and intangible investments for TP Group decreased by 20.5 percent on a pro forma basis, reflecting continuation of the optimization program initiated in 2001.

Equant : pro forma figures have been provided for Equant to facilitate comparisons between 2001 and 2002 subsequent to the merger with Global One with effect from July 1, 2001.

On this basis, Equant’s consolidated revenues declined 2.4 percent from 2001 to 2002, amounting to 3.16 billion euros, in a challenging business environment. Network services, which account for the majority of Equant’s revenues (53 percent of total revenues at end 2002) increased by 24.5 percent.

Equant’s EBITDA was positive for the first time for full-year 2002, improving from a negative EBITDA of 25 million euros at December 31, 2001 to EBITDA of 200 million euros at December 31, 2002. Less than two years after the merger with Global One, Equant has achieved efficient cost controls and unlocked synergies ahead of schedule. This has resulted in an improved cost structure for the network and rationalization of all functions at the enterprise.

Tangible and intangible investments were down sharply at Equant, declining by 40.2 percent on a pro forma basis. This decrease reflects synergies linked to the merger and the slowdown in the market.

About France Telecom

France Telecom is one of the world’s leading telecommunications carriers, with more than 111 million customers on the five continents (220 countries and territories) and consolidated operating revenues of 46.6 billion euros for 2002. Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast and cable TV services.

France Telecom is the second-largest wireless operator and Internet access provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE: FTE) is listed on the Paris and New York stock exchanges.

Press contacts:

Nilou du Castel                                                     Tel: +33 1 44 44 93 93

nilou.ducastel@francetelecom.com

Emilie Richer                                                         Tel: +33 1 44 44 93 93

emilie.richer@francetelecom.com

Cautionary Statement

This press release contains “forward-looking statements” about France Telecom (within the meaning of Section 27A of the US Securities Act of 1933, as amended). Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward looking statements are subject to numerous risks and uncertainties. These statements may not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in these forward looking statements include, among other things, the success of the announcement of the Ambition FT 2005 plan, including the “15+15+15” plan and the Top program. France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuation and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in its filings on Form 20-F with the US Securities and Exchange Commission. The forward-looking statements in this press release are only valid until the date of this document and France Telecom does not undertake to update any forward looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 5, 2003	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France